Exhibit 1

IncrediMail Reports Results for the First Quarter of 2008

– $4.8M Revenues Yield Non-GAAP $0.05 EPS –

TEL AVIV, ISRAEL – June 2, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet content and media company, today reported financial results for the first quarter ended March 31, 2008.

—	Non-GAAP net profit $0.5 million for Q1 2008

—	Google discussions progressing; search-generated revenues returned to growth during the second half of March

Revenues:

Revenues for the first quarter of 2008 were $4.8 million, up 8% from $4.4 million in the first quarter of 2007. Revenues in the first quarter of 2008 included $2.3 million from search-related activities, $1.0 million from JunkFilter Plus, $0.5 million from Gold Gallery content subscriptions, and $0.7 million from the IncrediMail Premium product. The Company’s 53% year-over-year increase in search-related activities compared to the first quarter of 2007 more than offset the period’s 14% year-over-year decrease in revenues from product sales and subscriptions.

Commenting on the results, Mr. Ofer Adler, CEO of IncrediMail, said, “This quarter was our second-best quarter ever for search-related advertising revenues despite the negative impact of Google’s stop order in January and the subsequent decline. Search-related revenues returned to a positive trajectory in the third week of March, and their continued growth remains our main focus. We believe in the power of ‘search’ to continue driving IncrediMail’s growth, thereby creating significant shareholder value. We continue to make progress toward the signing of an AdSense Direct agreement with Google, while also continuing to carry out trials with other Search vendors.”

Operating expenses:

Operating expenses for the first quarter of 2008 were $5.2 million compared to $3.1 million in the first quarter of 2007. The increase derived from three factors:

—	Non-recurring reorganization expensesof $0.7 million: During the first quarter, the Company streamlined the business around core activities, discontinuing projects that have not met its revenues expectations. Costs associated with these efforts totaled $0.7 million.

—	Non-cash stock-based compensationof $0.4 million compared to $0.1 million of non-cash stock-based compensation recorded in the first quarter of 2007.

—	Ongoing R&D expense increase of $0.8 million. The increase in the R&D effort was undertaken with the goal of enabling the launch of new versions of the Company’s new Loox (formerly known as Magentic) and HiYo (instant messaging add-on) in the second quarter of 2008, and accelerating the development of the Company’s totally new version of its backbone IncrediMail product, scheduled for release in the fourth quarter of 2008.

Net results:

Including the abovementioned expenses, U.S. GAAP net loss for the first quarter of 2008 was $(0.7) million, or $(0.07) per diluted share. Excluding reorganization expenses and stock-based compensation, the Company recorded non-GAAP net income of $0.5 million, or $0.05 per diluted share, during the first quarter of 2008 compared to net income of $1.0 million, or $0.10 per diluted share, recorded in the first quarter of 2007.

Mr. Adler concluded, “The results for the first quarter reflect the changes in our relationship with Google and the reorganization of our activities, including the closure of our Community and Branded Content activities. In the quarters ahead, we plan to solidify a strategic relationship with the major search providers and to expand our customer base significantly, both through the launch of exciting new products and a significant ramp-up of our customer acquisition activities.”

About IncrediMail Ltd.

IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, using its unique content and approach to enhance the user experience.

Non-GAAP measures

Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
President, IncrediMail NY
jeff@incredimail.com

### Tables Follow ###

INCREDIMAIL LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31, 2008	December 31, 2007
	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,631	$4,611
Short-term bank deposits	1,000	1,000
Marketable securities	13,221	17,811
Trade receivables	1,581	1,993
Deferred taxes	450	368
Other receivables and prepaid expenses	2,433	2,017

Total current assets	28,316	27,800

LONG-TERM ASSETS:
Severance pay fund	1,085	1,037
Deferred taxes	133	92
Long-term deposits	175	182
Restricted cash	460	458
Long-term investments	42	100
Property and equipment, net	2,219	1,808
Goodwill	125	125
Other intangible assets, net	156	164

Total long-term assets	4,395	3,966

Total assets	$32,711	$31,766

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,131	$1,546
Deferred revenues	3,583	3,254
Accrued expenses and other liabilities	4,330	3,244

Total current liabilities	9,044	8,044

LONG-TERM LIABILITIES:
Deferred revenues	1,618	1,559
Accrued severance pay	1,534	1,392

Total long-term liabilities	3,152	2,951

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,475,943 at March 31, 2008 and
December 31, 2007	20,515	20,771

Total liabilities and shareholders' equity	$32,711	$31,766

INCREDIMAIL LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended March 31,
	2008	2007

Revenues	$4,763	$4,416
Cost of revenues	451	357

Gross profit	4,312	4,059

Operating expenses:
Research and development	2,184	1,241
Selling and marketing	1,416	1,102
General and administrative	1,587	786

Total operating expenses	5,187	3,129

Operating income (loss)	(875)	930
Financial income, net	142	276

Income (loss) before taxes on income	(733)	1,206
Taxes on income (tax benefit)	(57)	368

Net income (loss)	$(676)	$838

Net earnings (loss) per Ordinary share:

Basic	$(0.07)	$0.09

Diluted	$(0.07)	$0.09

Diluted weighted number of shares (in thousands)	9,476	9,622

Non-GAAP adjustment:
Reorganization expenses	$745	--
Stock based compensation	381	$135

Non-GAAP net income	$450	$973

Non-GAAP net earnings per share :
Basic	$0.05	$0.10

Diluted	$0.05	$0.10